UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2021
Commission File Number: 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Translation of registrant’s name into English)

15th Floor - 1040 W Georgia St., Vancouver, BC, V6E 4H1
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[    ] Form 20-F   [ x ] Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

EXPLANATORY NOTE
The purpose of this Amendment on Form 6-K/A to the Form 6-K of Northern Dynasty Minerals Ltd. filed on February 26, 2021 is to correct an error in the press release. The date was indicated as February 26, 2021 but should be February 25, 2021.
SUBMITTED HEREWITH
Exhibits
99.1	Press release February 25, 2021 | Northern Dynasty: US Army Corps of Engineers accepts Pebble Partnership Request for Appeal

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Northern Dynasty Minerals Ltd.
(Registrant)

Date: February 26, 2021	By:	/s/ Trevor Thomas
Trevor Thomas
	Title:	Secretary